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Little Mutants

Brewery

841 N Prince St.
Lancaster, PA 17603
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
Little Mutants is seeking investment to launch our emerging cider, beer and fermentation operation located in Lancaster, PA.
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Our Plan

Little Mutants has been founded on providing quality-first fermented products. These are defined by a focused approach to representing classic styles and experimenting with unique ingredients. A core motivator is working with local farms, orchards, and small businesses to showcase the brilliance of Pennsylvania agriculture. We carefully design health-conscious recipes that encourage responsible drinking while being an accessible, quality good. With fermentation as our main passion, we continue to co-develop non-alcoholic beverages as a healthy option for the whole family.

Our production focuses on the hard cider, hard seltzer, and the most popular beer categories, where we see the most significant market opportunities in Pennsylvania. Sales will be conducted on-premise and off-premise with a focused wholesale strategy. We are currently developing the back end of our website to pioneer one of the best e-commerce experiences a brewing brand can offer. E-commerce in beer is proliferating nationwide with no signs of slowing down, and we see that PA is far behind in this modern approach (with little to no breweries offering a full DTC service). We believe this is a significant market opportunity to capture locally and regionally.

Our Location

The Northern Corridor of Lancaster is one of the fastest growing and developing neighborhoods in Lancaster City, but a shortage of entertainment and dining/drinking options characterizes the area.

Our brewery/venue will be within walking distance from the local train station, serving as a convenient locale & providing a warm welcome for visitors, and establishing itself as a refreshing new hospitality offering to all Lancaster residents, creating a new scene and re-invigorating the Northern Corridor. We believe we are a keystone to activating the north of our city, which has so much to offer. We aim to become the first choice for new Lancaster residents, craft beer enthusiasts, & visitors while fostering cohesion & nurturing a solid relationship with the North side of Lancaster City.

Invest in the culture!

Little Mutants is an innovative fermentation company that caters to emerging consumers looking for non-traditional options that reflect a healthier position within the adult beverage space.

Crafting high-quality brews alongside light adult beverages delivers a balance that aligns with the modern social culture. Starting in Pennsylvania, we will expand throughout the state, nationwide, and worldwide.

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PITCH DECK
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Target Market

Our Target market is Millennials and Gen-Z...The largest consumer base!

Customer Segment(s):

Cider reaches an even audience and is the most gender-balanced alcohol category. It has 51% male drinkers & 49% female.

In cider's gender-equal base is a core audience of youth – 40% are in their 20s. The lower ABV content attracts a younger audience, because young people tend to drink less alcohol & choose healthier options across all categories.

Approximately 20% of Gen Z drinkers identify themselves as cider drinkers.

Millenial, Gen Z, Lancaster/Pennsylvanias, Mid-Atlantic Craft Beer Lovers, "Health Conscious," Low Cal, Low ABV, Gluten Free, Active Lifestyle, Sober Curious, Environmentally Conscious, 50/50 M/F.

Target Channels:

While retail sales at our taproom/beer café will comprise 30% of our brewery production, a major segment (70%) of our production will be for wholesale distribution.

Grocery, C-Store, Beer Distributors, Bottle Shops, Permanent Taps

A typical craft beer drinker is well-educated, well-off, and less concerned with quantity than flavor. Cider drinkers fit a similar demographic and may be more health-conscious.

Our community is well-suited for our offerings with a large volume of healthcare workers and an influx of young professionals due to new housing developments in the neighborhood.

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Business Model Opportunities

Our development is built into two phases: first, we'll focus on opening up our brewing operations and brewery. Once we've established Little Mutants as Lancaster's premier new food & beverage destination, we intend to start a selective contract brewing operation and open a music venue on site.

Our first priority is to become a destination brewery, attracting visitors from outside our immediate region as promotion of our craft beverages reach the ears, palates and social media feeds of consumers all over the northeast and beyond.

We can utilize our PA Brewer's G License to establish up to 3 more locations as well as use our limited winery license to open up 6 more locations as we seek opportunities in other towns for expansion. Having the ability to open 9 more taprooms will be key in boosting revenue for our operation as new opportunities present themselves.

Contract brewing offers production services to other local upstarts that do not have the capacity/capability to produce their own beer, opens up a new revenue stream for us, and cultivates community within the industry.

We are planning to build a music venue in our large warehouse space, providing a unique entertainment experience that's much needed as Lancaster continues to grow.

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OUR PRODUCTS
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THE TEAM
Cullen Farrell
CEO, Founder

Cullen brings years of beverage industry experience in product development, sales, multi channel media promotions, public relations, networking, & co-branding opportunities. His knowledge of business management in the beverage industry is a huge asset for Little Mutants.

Cullen is a meticulous & dedicated Operations manager & Financial Analyst. His expertise lies in implementing fiscally responsible business practices to ensure profitability and proper planning. Moreover, he has vast experience in fundraising & bootstrapping. Cullen's perspective &

acumen will be crucial in establishing & maintaining longevity & growth anticipation.

Cullen was the Founding Partner of Rijuice, a cold-pressed juice company in Lancaster, that achieved widespread success across the Central Pennsylvania region & beyond. He grew the business from a 2-man operation in the 400 sq. ft. basement in 2014 to a full-scale manufacturing operation in a 10,000 sq ft facility that employs over 20 people. Cullen has also already started a brewery business, Cartel Brewing, back in 2020, as a founding member and was key in getting that operation off the ground and generating revenue. He left Cartel Brewing partnership in December 2022 to focus his attention entirely on building Little Mutants.

Cullen will assist Clint Wilson in product development & production, and lead the marketing & sales operations. He will also work closely with Clint to establish and maintain the brand & culture overseeing the hiring process for front of house management.

Clinton Wilson
Head Brewer, Founder

Clint is a born tinkerer with a fondness for motorcycles, chemistry, brewing, and the art of fermentation. Little Mutants was coined during his days as a home brewer and began as a fledgling cider brand while being an assistant brewer at a local start-up brewery (in which Cullen was a founding partner). While working together, Clint's technical expertise & skill gained the attention of Cullen and they both realized they had the perfect opportunity to create a partnership in making hard ciders and other innovative fermented beverages.

After pursuing a degree in Chemistry from IUP, Clint spent 10 years as an environmental instrumental chemist at Eurofins, Lancaster Labs. The experience and dedication he gained from his tenure there helped him take a leap to follow his passion of fermentation. Clint has also worked in the event production scene of Lancaster City as a Sound Technician.

Clint is known for his strong work ethic. He enjoys the technically nuanced nature of fermenting, refining, & blending the ciders for Little Mutants. He also spends ample time on developing future products (both, non-alcoholic & alcoholic) with Cullen. Outside of brewing, Clint enjoys creating music and attending or working within the local music scene in Lancaster.

Paul Lyons
Culinary Director/Partner

Paul loves and understands the connection people can have with food. He cherishes the ability to make someone's day better through a plate of food. After graduating from Temple University, he dedicated his career to the kitchen, cooking and managing kitchens in a broad spectrum of restaurant settings in Philadelphia for the past 15 years, from the relaxed comfort of a 40+ seat French bistro (The Good King Tavern), to cooking for over 1,000 guests a night in one of Philadelphia's lush nightlife establishments (Morgan's Pier). Paul helped open a few establishments by helping create recipes, menu development and staff training. He has received several accolades in his career in Philadelphia, including multiple positive reviews from James Beard award-winning food journalist Craig Laban. Paul served as Chef de Cuisine at every restaurant under the famed Safran Turney Hospitality umbrella. Based on his work ethic and palette, Paul was allowed to freely change menu dishes throughout the year reflective of season, execute daily specials as he saw fit, and empower younger chefs in the company to raise their culinary voices. Currently the Executive Chef of Elizabeth Farms in Lititz, PA, Paul saw an opportunity to do something different and be closer to where a lot of the purveyors he utilized were located. He hopes to have impact In the Lancaster community by cooking simple, creative food put out by a tight-knit & happy kitchen.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction & Build Out + FFE $30,000
Operating Capital $8,000
Music Venue Sound & Lighting Upgrades $9,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $672,484 $840,605 $1,050,756 $1,313,445 $1,641,807
Cost of Goods Sold $179,278 $224,097 $280,121 $350,151 $437,688
Gross Profit $493,206 $616,508 $770,635 $963,294 $1,204,119

EXPENSES

Property Lease $100,000 $105,000 $110,250 $115,763 $121,551
Staff $275,000 $330,000 $396,000 $475,200 $570,240
Operations $35,000 $43,750 $54,687 $68,358 $85,447
Other Operating Expenses $35,000 $43,750 $54,687 $68,358 $85,447

Operating Profit $48,206 $94,008 $155,011 $235,615 $341,434

This information is provided by Little Mutants. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

LittleMutants_PitchDeck.pdf

Little Mutants Business Memo.pdf

LM MUTATOR PRO FORMA (Projections).xlsx.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends June 2nd, 2023

Summary of Terms

Legal Business Name Little Mutants Fermentary Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 1.5%-3.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Little Mutants to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Little Mutants operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Little Mutants competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Little Mutants's core business or the inability to compete successfully against the with other competitors could negatively affect Little Mutants's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Little Mutants's management or vote on and/or influence any managerial decisions regarding Little Mutants. Furthermore, if the founders or other key personnel of Little Mutants were to leave Little Mutants or become unable to work, Little Mutants (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Little Mutants and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Little Mutants is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Little Mutants might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Little Mutants is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Little Mutants

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Little Mutants's financial performance or ability to continue to operate. In the event Little Mutants ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Little Mutants nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Little Mutants will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Little Mutants is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Little Mutants will carry some insurance, Little Mutants may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Little Mutants could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Little Mutants's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Little Mutants's management will coincide: you both want Little Mutants to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Little Mutants to act conservative to make sure they are best equipped to repay the Note obligations, while Little Mutants might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Little Mutants needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Little Mutants or management), which is responsible for monitoring Little Mutants's compliance with the law. Little Mutants will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Little Mutants is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Little Mutants fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Little Mutants, and the revenue of Little Mutants can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Little Mutants to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Little Mutants. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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